UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, July 13, 2015

AVIANCA HOLDINGS S.A. ENTERS INTO INVESTMENT

AGREEMENT WITH ADVENT INTERNATIONAL

Avianca Holdings S.A. (NYSE: AVH)(BVC: PFAVH)(*) today announced that it has entered into an investment agreement with Advent International (“Advent”), pursuant to which Advent intends to acquire a 30% minority stake in LifeMiles B.V., a subsidiary of Avianca Holdings. In connection with the transaction, Avianca Holdings will receive total proceeds of US$343.7 million. Completion of the transaction is subject to customary closing conditions.

The investment by Advent is expected to enhance the value of LifeMiles, Avianca Holdings’ world-class loyalty program, and support Lifemiles’ strategy to leverage its position as a leading loyalty program in Latin America. Furthermore, Avianca Holdings will maintain a 70% majority stake in LifeMiles B.V., indicating its commitment to LifeMiles’ continuing development.

About LifeMiles B.V. and the LifeMiles Loyalty Program

LifeMiles B.V. is currently the operator of the LifeMiles loyalty program. Avianca Holdings’ affiliated airlines, as well as banks and retailers, operate as commercial partners of the program. LifeMiles is one of the largest and fastest-growing loyalty programs in Latin America, with more than six million members and leading market positions in Colombia, Peru and Central America. Recipient of five Freddie Awards over the last three years, including Best Redemption Ability, Best Frequent Flyer Program Promotion, and Best Up & Coming Program, the program is noted across the industry for its strong value proposition for Members and for its innovation in creating best-in-class functionalities and flexibility for members in using their miles. Continuing in this tradition, LifeMiles members can now accrue and redeem their miles through a comprehensive retail coalition in addition to a partner network including hotels, rental cars, online shopping, online music downloads and much more.

About Advent International

Advent International is one of the largest and most experienced global private equity firms in the world with US$33 billion in assets under management as of December 31, 2014. Advent has ample experience in partnering with management teams to create value in businesses by driving revenues and earnings growth.

Investor Relations Office

+ 571 5877700 ext. 2474

ir@avianca.com

The terms “the Company” and “Avianca Holdings” refer to Avianca Holdings S.A., together with its subsidiaries, except where the context requires otherwise.

*About Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA

Avianca Holdings S.A.

International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs